UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 001-09159

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Norsk Hydro ASA

Drammensveien 264, Vaekero

N-0240 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                 .

Attached hereto as Exhibit 99.1 is the Analyst/Investor Presentation – Acquisition of Spinnaker Exploration Company, Houston, Texas, September 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSK HYDRO ASA.

By:	/s/ IDAR EIKREM
Idar Eikrem
Senior Vice President, Investor Relations

Date: September 19, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Analyst/Investor Presentation – Acquisition of Spinnaker Exploration Company, Houston, Texas, September 19, 2005